CHC Group LLC

27 Hospital Road George Town

KY1-9008 Cayman Islands

February 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Andrew Mew
Tanya Aldave

Re:	CHC Group LLC (the “Issuer”), CHC Finance Ltd. (the “Co-Issuer”), 38286 Bermuda Ltd, 6922767 Holding S.à r.l., Capital Aviation Services B.V., CHC Asset Holding Cayman Ltd., CHC Cayman ABL Parent Ltd., CHC Cayman Investments I Ltd., CHC Den Helder B.V., CHC Global Operations (2008) ULC, CHC Global Operations Canada (2008) ULC, CHC Global Operations International ULC, CHC Helicopter (1) S.à r.l., CHC Helicopter (2) S.à r.l., CHC Helicopter (3) S.à r.l., CHC Helicopter (4) S.à r.l., CHC Helicopter (5) S.à r.l., CHC Helicopter Australia Pty Ltd, CHC Helicopter Holding (Cayman) Ltd., CHC Helicopter Holding S.à r.l., CHC Helicopter S.A., CHC Helicopters (Barbados) Limited, CHC Helicopters (Barbados) SRL, CHC Holding (UK) Limited, CHC Holding NL B.V., CHC Hoofddorp B.V., CHC Intermediate Holding LLC, CHC Leasing (Ireland) Designated Activity Company, CHC Netherlands B.V., CHC Norway Acquisition Co AS, Heli-One (Netherlands) B.V., Heli-One (Norway) AS, Heli-One (U.S.) Inc., Heli-One (UK) Limited, Heli-One American Support, LLC, Heli-One Canada ULC, Heli-One Holdings (UK) Limited, Heli-One Leasing (Norway) AS, Heli-One Leasing ULC, Heli-One (Poland) Sp. z o.o., Heli-One USA Inc., Heliworld Leasing Limited, Integra Leasing AS, Lloyd Bass Strait Helicopters Pty Ltd, Lloyd Helicopter Services Limited,Lloyd Helicopter Services Pty Ltd, Lloyd Helicopters International Pty Ltd, Lloyd Helicopters Pty Ltd and Management Aviation Limited (together with the Issuer and Co-Issuer, the “Applicants”)

Application for Qualification of Indenture on Form T-3

Originally filed on December 23, 2016

File No.: 022-29036

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29036) (as amended, the “Application”) of the Applicants relating to the qualification of the Indenture governing the 5% Senior Notes due 2024 of the Issuer and Co-Issuer.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 7a-9 promulgated thereunder, we hereby respectfully request the acceleration of the effectiveness of the above referenced Application so that it may become effective at 5:00 P.M., Eastern time, on Thursday, March 2, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness of the Application by a telephone call to Christopher C. Paci of DLA Piper LLP (US) at (212) 335-4970 and that written confirmation of the effectiveness of the Application also be sent to Mr. Paci.

Very truly yours,

CHC Group LLC

By:	Helicopter Member Ltd., its Sole Managing Member

By:	/s/Steven Manning
Name:	Steven Manning
Title:	Authorized Signatory

CHC Finance Ltd.

By:	Helicopter Member Ltd., its Director

By:	/s/Steven Manning
Name:	Steven Manning
Title:	Authorized Signatory

cc:	Louis Lehot Christopher C. Paci
DLA Piper LLP (US)

[Signature Page to Acceleration Request Letter]